EXHIBIT 99.06

Chunghwa Telecom to hold conference call for the second quarter 2017 results

Date of events: 2017/07/06

Contents:

1.Date of the investor conference: 2017/07/27

2.Time of the investor conference: 15:00 (Taipei time)

3.Location of the investor conference: Teleconference

4.Brief information disclosed in the investor conference: Please refer to http://www.cht.com.tw/chtir at 14:30 on July 27, 2017 Taipei time

5.The presentation of the investor conference release:Please refer to http://mops.twse.com.tw/

6.Will the presentation be released in the Company’s website:Presentation will be released on http://www.cht.com.tw/chtir

7.Any other matters that need to be specified:Teleconference will be held during 15:00-16:00 Taipei time